Exhibit 99.2

The undersigned hereby consents to being named in the registration statement on Form F-1 and in all subsequent amendments and post-effective amendments or supplements thereto and in any registration statement for the same offering that is to be effective upon filing pursuant to Rule 438 under the Securities Act of 1933, as amended (the “Registration Statement”) of Keter Group SA (the “Company”) as an individual to become a director of the Company and to the inclusion of his biographical and other information in the Registration Statement. The undersigned also hereby consents to being named in any registration statement on Form S-8 filed by the Company that incorporates by references the prospectus forming part of the Registration Statement.

In witness whereof, this consent is signed and dated as of the date set forth below.

Date: September 16, 2021

/s/ Thomas del Marmol
Name: Thomas del Marmol

[Director Nominee Consent]